SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 10, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant's name)

404-1688 152nd Street
South Surrey, BC  V4A 4N2
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓                                Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___                                         No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

Date: August 10, 2012	James E. Sinclair
James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:		Form 20-F, File No. 001-32500
93 Benton Hill Road		Trade Symbol:
Sharon, CT 06069		TSX:	TNX
Tel: (860) 364-1830		NYSE Amex Equities: TRX
Fax: (860) 364-0673			South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email:	investors@TanzanianRoyalty.com		Tel: (604) 536-7873
Website:	www.TanzanianRoyaltyExploration.com		Fax: (604) 536-2529
News Release – August 9, 2012

Tanzanian Royalty Reports Drilling Continues to Extend Higher Grades at Buckreef Gold Project 6.0 Metres @ 4.34 g/t Au, including 2.05 Metres @ 10.11 g/t Au; and 22.57 Metres @ 2.7 g/t Au, including 4.3 metres @ 7.41 g/t Au

Following the positive assay results at the Buckreef Gold Project announced in the Company’s news releases dated August 3rd and 6th 2012, Tanzanian Royalty Exploration Corporation is pleased to announce further successful intersections from its current deep drill program at the Buckreef Gold Project in Tanzania confirming continuity of the higher-grade gold mineralization.

The results from the ongoing deep extension of Main zone and North zone continue to provide encouragement for this project. These higher grade zones are encouraging as the Company continues its exploration of the potential for Buckreef to add to its future growth profile. Significant intercepts reported include:

•	BMDD180 which intersected 6.0m at 3.62g/t gold from 216m, including 4.0m at 5.09g/t gold from 217 and a second wide zone of 22.57m at 2.71g/t gold from 243m, including 4.2m at 7.41g/t gold from 254m.
•	Drill hole BMDD173 returned an interval of 3 metres grading 1.73g/t Au from 56m and a second zone of 2 metres at 1.89g/t Au from 123m.
•	Drill hole BMDD175 returned an interval of 2.24 metres grading 1.54g/t Au from 387.76m and a second zone of 0.68 metres at 2.38g/t Au.
•	Drill hole BMDD177 returned an interval of 6 metres grading 4.34g/t Au from 398m, including 2.05 metres at 10.11g/t Au from 398.95m.
•	Drill hole BMDD178 returned an interval of 2 metres grading 2.27g/t Au, from 119m.
•	Drill hole BMDD182 returned an interval of 9 metres grading 0.95g/t Au, including 2 metres at 1.93g/t Au from 395m and another zone of 2m at 2.41g/t Au, from 410m.

The intersection reported here is a core down - holes length and may not represent true width but the true width is estimated to be 50 – 60%.

The gold mineralization at Buckreef is hosted in shear zones emplaced along the fine grained basaltic sequence, medium grained dolerite and strongly altered felsic porphyry units, associated with gold-bearing quartz-sericite-carbonate-pyrite alteration assemblages. The best gold grades are confined within brecciated and altered dolerite with felsic porphyry intercalation and grey quartz vein with fine disseminated pyrite.

“We are very excited about these higher grade assay results from holes drilled at both Buckreef Main zone and Buckreef North zone which continue to increase our understanding of the deposit” commented Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania). “The mineralized intercepts are being encountered where predicted and are returning assay results generally better than the estimated grade of corresponding blocks in the current resource model”.

Sample Protocol and QA/QC

The samples chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this news release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by SGS laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA-QC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half to be sent to the laboratory for geochemical analysis and the remaining half to be kept in the storage for future reference and uses.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The information in this news release has been reviewed, verified (including sampling, logging, analytical and test data) and compiled by Company personnel under the supervision of the Company’s Qualified Person, Mr. Phillip Kaniki, who has a Bachelor of Science in Geology degree from the University of Dar es Salaam (1997), and is a registered scientist with the Canadian Institute of Mining, Metallurgy and Petroleum (Reg. No. 156370).

Respectfully Submitted,
Joseph Kahama
Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855
Visit our website: www.TanzanianRoyalty.com
The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.